TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

RECEIVED
2004 MAY 19 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 May 2004

04030263

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

SUPPL

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

Enc.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

TABCORP

10 May 2004

TABCORP urges the Tab Board to recommend TABCORP's offer

The Managing Director and Chief Executive Officer of TABCORP Holdings Limited ("TABCORP"), Mr Matthew Slatter, today urged the Tab Limited ("Tab") Board to recommend TABCORP's offer for Tab, adding that the Tab Board has had up to six months to arrive at a decision.

Mr Slatter also encouraged Tab's shareholders to accept TABCORP's offer before the offer closed[1].

"It's time for the Tab Board to make a decision and recommend the TABCORP offer to the shareholders of Tab".

"TABCORP can see no reason for the Tab Board to continue delaying and failing to make a decision on our offer," Mr Slatter said.

"We believe that the market clearly does not foresee a higher offer and the Tab share price has tracked the TABCORP share price since UNiTAB's offer for Tab lapsed on 23 April 2004".

"In addition, a number of Tab's major institutional shareholders have substantially sold down their holdings during this period".

Mr Slatter said, "TABCORP's offer currently has an implied value of $4.65[2] per Tab share and the Tab Board had previously unanimously supported a lower offer from UNiTAB with an implied value of $4.41 (after deducting Tab's 2004 interim dividend)".

"Tab shareholders must be wondering what the Tab Board is trying to achieve by not recommending the only takeover offer in the market, when it had previously intended to recommend a lower offer from UNiTAB".

"We do not believe that there have been any significant improvements in Tab's business since TABCORP announced its takeover for Tab".

"We find it remarkable that the Tab Board has only now decided to engage an 'independent expert' to examine the TABCORP offer – six months after our initial proposal was made in November last year and after UNiTAB's offer has lapsed. TABCORP conducted financial due diligence on Tab this year and accordingly the independent expert's report will have little influence on our view of the value of Tab".

---

[1] TABCORP's offer is scheduled to close on 25 May 2004, unless extended

[2] Based on the closing price for TABCORP shares on the ASX on 10 May 2004, and subject to the effects of rounding

TABCORP

Mr Slatter said he believes Tab shareholders should be asking the Tab directors five key questions:

1. *"Why haven't you recommended TABCORP's higher offer?"*

2. *"Is there any real prospect of a higher offer from another party?"*

3. *"After months of proposals and talks (and seeking advice from three financial advisers) why haven't you told us what our company is worth?"*

4. *"Why suddenly engage an 'independent expert' to assess TABCORP's offer when previously you intended to recommend UNiTAB's offer without such an independent assessment?"*

5. *"What will happen to Tab's share price if TABCORP's offer goes away?"*

Mr Slatter concluded, "TABCORP's offer provides Tab shareholders with an exciting opportunity, which they should take up before our offer closes".

"This is the winning trifecta – the shareholders, the punters and the racing codes will benefit from an energized and vibrant Australian racing industry," he said.

For further information please contact

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At UBS

Tim Antonie
Managing Director
Tel (03) 9242 6277